Exhibit 99.1
Scotiabank Provides 2011 Results and Financial Position under International Financial Reporting Standards

The key financial metrics under IFRS compared to CGAAP for the 2011 financial year are as follows:

•	Return on equity of 20.3%, compared to 18.8% under CGAAP

•	Diluted earnings per share of $4.57, compared to $4.62 under CGAAP

•	Net income of $5,330 million, compared to $5,268 million under CGAAP

•	Productivity ratio(1) of 53.9%, compared to 54.4% under CGAAP

(1) Refer below for a discussion of non-IFRS measures.

TORONTO, Jan. 24, 2012 /CNW/ - Scotiabank has adopted the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board effective November 1, 2011, which replaced Canadian generally accepted accounting principles (CGAAP). Scotiabank will prepare its financial statements in accordance with IFRS beginning in the first quarter of 2012 which will include comparative financial information for 2011.

This report summarizes the impact of IFRS on the 2011 comparative net income, business segment results, financial position, shareholders' equity, October 31, 2011 balance sheet and key performance metrics. This information is provided to assist users of the financial statements to better understand the impact of the adoption of IFRS on Scotiabank's 2011 comparative financial information. This information reflects the first-time adoption elections and accounting policy choices made by the Bank and should be read in conjunction with the MD&A (pages 83-89) found in the Bank's 2011 Annual Report. Adjusted supplementary financial information for the 2011 comparative results under IFRS is also available today at www.scotiabank.com.

Overview and key financial measures

Scotiabank's net income under IFRS for the year ended October 31, 2011 was $5,330 million. This was $62 million higher than net income under CGAAP for the same period. Net income attributable to common shareholders under IFRS was $4,965 million versus $4,959 million under CGAAP. Basic earnings per share and diluted earnings per share under IFRS were $4.63 and $4.57, respectively, compared to $4.62 for both basic and diluted earnings per share for the same period under CGAAP.

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 63 of the Bank's 2011 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

Use of non-IFRS financial measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with IFRS, are not defined by IFRS and do not have standardized meaning that would ensure consistency and comparability among companies using these measures.

Taxable equivalent basis

The Bank analyzes net interest income, other operating income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or other operating income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income, other operating income and total revenues arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank's methodology. For purposes of segmented reporting, a segment's revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank's efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis. Impairment losses on financial investments were reported as other income under CGAAP and are now separately disclosed under IFRS and not included in total revenue. The impairment on financial investments is included in the calculation of the productivity ratio.

Net interest margin on total average assets (TEB)

This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of common shareholders' equity. The Bank calculates its return on equity using average common shareholders' equity.

Economic equity and return on economic equity

For internal reporting purposes, the Bank attributes capital to its business segments based on their risk profile and uses a methodology that considers credit, market, operational and other risks inherent in each business segment. The amount of risk capital attributed is commonly referred to as economic equity. Return on economic equity for the business segment is calculated as a ratio of Adjusted Net Income of the business segment and the economic equity attributed. Adjusted Net Income is net income attributable to common shareholders grossed up for the incremental cost of non-common equity capital instruments.

Effect of IFRS on net income for 2011

Reconciliation of CGAAP net income to IFRS net income

	For the year ended
(Unaudited) ($ millions)	October 31, 2011
Net income under CGAAP		$5,268
Adjustments under IFRS:
Consolidation
Consolidation of SPEs	(a-i)	15
Capital instruments	(a-ii)	58
	(a)	73
Securitization	(b)	(97)
Employee benefits	(c)	25
Changes in functional currency	(d)	51
Foreign exchange translation of available-for-sale equity securities	(e)	13
Other	(f)	(3)
Subtotal - adjustments under IFRS		62
Net income under IFRS		$5,330

Summary of key differences

The following discussion provides a summary of the impact the adoption of IFRS had on the comparative year consolidated statement of income for the year ended October 31, 2011. The information provided should be read in conjunction with 2011 audited consolidated financial statements and the Future Accounting Changes disclosed in the MD&A on pages 83 to 89 of the Bank's 2011 Annual Report.

a-i) Consolidation of SPEs

The Bank consolidated certain special purpose entities (SPEs) under IFRS that were previously not consolidated under CGAAP. The adjustment to net income captures the impact of consolidation of these SPEs along with any related impact on hedges that were in place under CGAAP.

In 2012, the consolidated SPEs will continue to have a modest impact on net income under IFRS.

a-ii) Capital instruments

Certain capital instruments issued by the trusts, that were consolidated under IFRS, were either wholly or in part assessed to be non-common equity. As a result, income under IFRS is higher, as a portion of the previously recorded interest expense is reflected as a distribution to equity holders. However, there is no impact on net income attributable to common shareholders or basic earnings per share.

In 2012, the impact is expected to remain consistent with 2011.

b) Securitization

As a result of differences in derecognition criteria between IFRS and CGAAP, the Bank's transfers of insured residential mortgages to Canada Housing Trusts (CHT) through the Canadian Government Canada Mortgage Bond (CMB) program do not meet the derecognition criteria and, hence, have been accounted for as secured borrowing transactions under IFRS.

Under CGAAP, these mortgages were considered to be sold and a gain on sale was recorded. Seller swaps between the Bank and CHT were recorded and marked to market. Under IFRS, the mortgages remain on balance sheet, a related funding liability is recorded and the seller swaps are no longer recorded on the balance sheet. The difference in net income under IFRS is due to recognition of the income on the mortgages, interest expense on the related funding, reversal of the gain on sale and reversal of the MTM on the seller swaps.

In 2012, the securitization program will reflect the secured borrowing nature of the transaction capturing only the net spread on the mortgages, which will be recognized over the life of the mortgages. In addition, there will be no volatility due to gains on sale of mortgages and/or MTM fluctuations on the seller swaps.

c) Employee benefits

The recognition of previously unrecognized cumulative actuarial losses in retained earnings, upon transition to IFRS, results in a lower pension expense in future periods.

In the second quarter of 2011, there was a cost of living adjustment made to the pension plan. This was recognized immediately in the consolidated statement of income under IFRS, but was amortized under CGAAP.

In 2012, the pension expense should remain substantially consistent, however no pension adjustments are expected.

d) Changes in functional currency

IFRS requires that the functional currency for each foreign operation be determined based on the primary economic environment and primary factors in which the entity operates, with less emphasis on secondary factors. The changes in functional currency impacts the foreign currency translation of foreign investments, as well as any related hedges in place over the net investments.

Under IFRS, the Bank assessed and determined changes in functional currency for a small number of foreign operations. The foreign exchange translation gains/losses of these operations are taken to net income instead of other comprehensive income. Net investment hedges that were in place for these operations under CGAAP did not qualify under IFRS, causing the foreign exchange impact of these hedges to flow to net income instead of other comprehensive income. During 2011, certain new hedging strategies were implemented which offset any impact from functional currency changes for the remainder of the year.

In 2012, there should be little impact on earnings from this change as appropriate accounting hedges are in place.

e) Foreign exchange translation of available-for-sale (AFS) equity securities

All AFS equity securities denominated in foreign currency were hedged with related funding liabilities in the same currency. As a result, under CGAAP the foreign exchange impact on translation of AFS securities was completely offset by translation of related funding liabilities. Under IFRS, the foreign exchange translation on AFS equity securities is recorded in other comprehensive income, while the foreign exchange translation on the funding liabilities is recorded in the income statement. The impact on net income in 2011 reflects changes to exchange rates.

In 2012, accounting hedges are in place to offset the foreign exchange volatility on AFS equity securities denominated in foreign currency.

f)  Other

This section reflects the impact on net income of individually immaterial items resulting from the adoption of IFRS. These include the following:

•	Business combinations - impact from recognition of contingent consideration at fair value.

•	Hyperinflationary economies - impact of the general price index adjustment on the equity pick up from associates.

•	Share-based payments - impact of fair value of liability-based awards compared to intrinsic value.

Diluted earnings per share

Under IFRS financial instruments which can be converted into common shares are considered dilutive, irrespective of the likelihood of conversion. Under CGAAP, the inclusion or exclusion of such instruments in diluted earnings per share was based on past experience and expectations of whether the instrument would be converted into shares or settled for cash.

Certain capital instruments (Scotiabank Trust Securities - Series 2000-1, Series 2002-1 and Series 2003-1) allow the holders of the instruments the ability to convert to common shares under the terms of the instruments and are therefore considered dilutive under IFRS. These instruments resulted in a reduction in diluted earnings per share of 4 cents per share in 2011. This impact reflects the change in accounting requirements and not a change in management's expectations of the likelihood of conversion. In December 2010, Scotiabank Trust Securities - Series 2000-1 were redeemed at par for cash by BNS Capital Trust. With regulatory approval, Series 2002-1 and Series 2003-1 may be redeemed in whole or in part by the payment of cash at the option of Scotiabank Capital Trust. These securities are eligible to be called at par in June 2012 and June 2013, respectively.

In addition, stock options granted between November 1, 2002 and October 31, 2009 that have Tandem Stock Appreciation Rights (Tandem SARs) were not considered dilutive under CGAAP but are included in the dilution factor under IFRS. This resulted in a reduction of 1 cent per share.

Presentation changes in consolidated statement of income

The form and presentation of the consolidated statement of income has been changed to reflect IFRS best practices, and to conform to the changes made to the consolidated statement of financial position.

IFRS requires revenue to be presented by major category of income:

•	Under CGAAP, there were two revenue categories presented: net interest income and other income.

•
Under IFRS, the Bank now presents three revenue categories: net interest income, net fee and commission revenues and other operating income. Other operating income includes income from trading operations and net income from investments in associated corporations.

Categories which have been reclassified under IFRS include:

•
net income from investment in associated corporations, which is now presented as a separate category of other operating income. Previously, this was presented as either interest income on securities or mutual fund income depending on the nature of the underlying investment;

•	changes in the fair value of financial instruments used for asset/liability management purposes are now presented in other operating income. Previously, this was presented as interest income/expense;

•
impairment losses on financial instruments are now presented separately on the income statement after total revenue. Previously, this was presented in the net gain (loss) on securities, other than trading which was in other income; and

•	net interest income from trading operations has been reclassified to income from trading operations.

The following presents a reconciliation of the changes in presentation made to the CGAAP income statement to arrive at the IFRS income statement.

The reconciliation is presented in two steps on the following table. Step 1 changes the presentation from CGAAP to IFRS using the CGAAP amounts.

Step 2 reflects the reclassification and remeasurement adjustments to the CGAAP amounts to arrive at the IFRS income statement.

For the year ended October 31, 2011
(Unaudited) ($ millions)	Step 1						Step 2
	Change in presentation
Canadian GAAP presentation	CGAAP	From		To		CGAAP balances under IFRS presentation	IFRS presentation	IFRS reclassification/ remeasurement adjustments	IFRS
							Revenue
Interest income	$18,712	$(449)	(a)			$18,263	Interest income	$765	$19,028
Interest expense	9,442	114	(b)			9,556	Interest expense	458	10,014
Net interest income	9,270					8,707	Net interest income	307	9,014
Provision for credit losses	1,046	(1,046)	(c)
Total other income	8,018	(8,018)	(d)
				6,602	(d)	6,602	Fee and commission revenues	(61)	6,541
				341	(d)	341	Fee and commission expenses		341
						6,261	Net fees and commission revenues	(61)	6,200
							Other operating income
				110	(a)
				697	(d)
				807		807	Income from trading operations	23	830

				11	(b)		Income from financial instruments
				7	(d)		designated at fair value
				18		18	through profit or loss	(31)	(13)

				342	(d)	342	Net gain/(loss) on sale of financial investments	42	384

				299	(a)
				163	(d)		Net income/(loss) from investments
				462		462	in associated corporations	(29)	433

				40	(a)
				103	(b)
				651	(d)
				794		794	Other	(233)	561
						2,423	Total other operating income	(228)	2,195
						17,391	Total revenues	18	17,409
				1,046	(c)	1,046	Provision for credit losses	30	1,076
				103	(d)	103	Impairment losses on financial investments	(4)	99
Non-interest expenses	9,564					9,564	Operating expenses	(83)	9,481
Provision for income taxes	1,410					1,410	Provision for income taxes	13	1,423
Net income	$5,268	$(7,535)		$7,535		$5,268	Net income	$62	$5,330

(a)	Split out from interest income ($449) to income from trading operations ($110), net income/(loss) from investments in associated corporations ($299) and other - other operating income ($40).
(b)	Split out from interest expense ($114) to income from financial instruments designated at fair value through profit or loss ($11) and other - other operating income ($103).
(c)	Moved to a different line order.
(d)
Split out other income ($8,018) to fee and commission revenues ($6,602), fee and commission expenses ($341), income from trading operations ($697), income from financial instruments designated at fair value through profit or loss ($7), net gain/(loss) on sale of financial investments ($342), net income/(loss) from investments in associated corporations ($163), other - other operating income ($651) and impairment losses on financial investments ($103).

Business segment results

CGAAP
For the year ended October 31, 2011
(Unaudited) ($ millions) (TEB(1))	Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other	Total
Net interest income	$4,889	$3,988	$345	$1,066	$(1,018)	$9,270
Other income	1,351	1,420	2,973	1,894	380	8,018
Provision for credit losses	590	485	2	29	(60)	1,046
Operating expenses	3,069	3,056	1,890	1,409	140	9,564
Provision for income taxes	719	382	208	338	(237)	1,410
Net income	$1,862	$1,485	$1,218	$1,184	$(481)	$5,268
Return on economic equity (%)(1)	37.9	14.4	18.2	21.2	n/a	18.8

IFRS
For the year ended October 31, 2011
(Unaudited) ($ millions) (TEB(1))	Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other	Total
Net interest income	$4,831	$3,615	$355	$723	$(510)	$9,014
Net fee and commission revenues	1,332	1,222	2,497	1,159	(10)	6,200
Other operating income	20	602	470	1,147	(44)	2,195
Provision for credit losses	592	509	2	33	(60)	1,076
Impairment losses on financial investments	7	13	-	11	68	99
Operating expenses	3,038	3,049	1,884	1,396	114	9,481
Provision for income taxes	710	383	210	357	(237)	1,423
Net income	$1,836	$1,485	$1,226	$1,232	$(449)	$5,330
Return on economic equity (%)(1)	37.3	14.3	18.2	21.9	n/a	20.3

Changes
For the year ended October 31, 2011
(Unaudited) ($ millions) (TEB(1))	Canadian Banking	International Banking	Global Wealth Management	Scotia Capital	Other	Total
Net interest income	$(58)	$(373)	$10	$(343)	$508	$(256)
Operating income(2)	1	404	(6)	412	(434)	377
Provision for credit losses	2	24	-	4	-	30
Impairment losses on financial investments	7	13	-	11	68	99
Operating expenses	(31)	(7)	(6)	(13)	(26)	(83)
Provision for income taxes	(9)	1	2	19	-	13
Net income	$(26)	$-	$8	$48	$32	$62

(1)	Refer above for a discussion of non-IFRS measures.
(2)	Operating income reflects net fee and commission revenues and other operating income under IFRS compared to other income under CGAAP.
Analysis of key changes

Net income for the year in Canadian Banking was lower as a result of allocation of higher funding interest costs associated with the mortgage securitization program, partially offset by adjustments relating to lower employee pension expenses.

Overall net income in International Banking has not changed. There was a reclassification of net income from investments in associated corporations from net interest income to other operating income.

Net income in Global Wealth Management increased primarily due to lower pension and benefits expense.

Net income in Scotia Capital increased primarily due to the consolidation of certain SPEs under IFRS. There was also a reclassification of net interest income from trading operations to income from trading operations.

Net income in the Other segment increased, driven mainly by foreign exchange gains resulting from functional currency changes. These gains were partially offset by the reversal of gains from securitized mortgages being recorded on balance sheet.

Quarterly results

Effect of IFRS on quarterly net income for 2011

	For the three months ended
(Unaudited) ($ millions)	January 31 2011	April 30 2011	July 31 2011	October 31 2011
Net income under CGAAP	$1,200	$1,543	$1,285	$1,240
Adjustments under IFRS:
Consolidation
Consolidation of SPEs	-	16	13	(14)
Capital instruments	15	14	15	14
	15	30	28	-
Securitization	(23)	(16)	(2)	(56)
Employee benefits	16	(12)	13	8
Changes in functional currency	14	37	-	-
Foreign exchange translation of available-for-sale equity securities	14	40	(7)	(34)
Other	13	(1)	(14)	(1)
Subtotal - adjustments under IFRS	49	78	18	(83)
Net income under IFRS	$1,249	$1,621	$1,303	$1,157
Quarterly business segment results

CGAAP
	For the three months ended				For the year ended
(Unaudited) ($ millions)	January 31 2011	April 30 2011	July 31 2011	October 31 2011	October 31 2011
Canadian Banking	$497	$444	$461	$460	$1,862
International Banking	360	402	350	373	1,485
Global Wealth Management	223	489	256	250	1,218
Scotia Capital	308	357	289	230	1,184
Other	(188)	(149)	(71)	(73)	(481)
Total	$1,200	$1,543	$1,285	$1,240	$5,268

IFRS
	For the three months ended				For the year ended
(Unaudited) ($ millions)	January 31 2011	April 30 2011	July 31 2011	October 31 2011	October 31 2011
Canadian Banking	$499	$422	$461	$454	$1,836
International Banking	364	401	345	375	1,485
Global Wealth Management	227	490	258	251	1,226
Scotia Capital	328	368	299	237	1,232
Other	(169)	(60)	(60)	(160)	(449)
Total	$1,249	$1,621	$1,303	$1,157	$5,330

Difference
	For the three months ended				For the year ended
(Unaudited) ($ millions)	January 31 2011	April 30 2011	July 31 2011	October 31 2011	October 31 2011
Canadian Banking	$2	$(22)	$-	$(6)	$(26)
International Banking	4	(1)	(5)	2	-
Global Wealth Management	4	1	2	1	8
Scotia Capital	20	11	10	7	48
Other	19	89	11	(87)	32
Total	$49	$78	$18	$(83)	$62
Refer above for discussion of key changes.

Effect of IFRS on quarterly consolidated financial position

CGAAP
As at (Unaudited) ($ millions)	November 1 2010	January 31 2011	April 30 2011	July 31 2011	October 31 2011
Assets	$526,657	$541,268	$571,541	$567,689	$575,256
Liabilities	498,447	512,554	540,183	535,340	541,856
Equity	28,210	28,714	31,358	32,349	33,400
Total liabilities and equity	$526,657	$541,268	$571,541	$567,689	$575,256

IFRS
As at (Unaudited) ($ millions)	November 1 2010	January 31 2011	April 30 2011	July 31 2011	October 31 2011
Assets	$543,970	$559,415	$590,695	$587,597	$594,423
Liabilities	516,752	531,639	560,196	556,161	562,183
Equity	27,218	27,776	30,499	31,436	32,240
Total liabilities and equity	$543,970	$559,415	$590,695	$587,597	$594,423
The most significant adjustment to the total assets was the balance sheet treatment of the Bank's insured residential mortgages securitized under the Canada Mortgage Bond Program. Previously under CGAAP, these securitized residential mortgages met the derecognition criteria and were removed from the balance sheet. There were also increases due to the consolidation of certain SPEs.

The decrease in equity as at October 31, 2011 of $1,160 million (January 31, 2011 - $938 million decrease; April 30, 2011 - $859 million decrease; July 31, 2011 - $913 million decrease) was primarily due to the Bank's transition elections available to the Bank as a first-time adopter of IFRS made as at November 1, 2010. The significant adjustments on transition were for employee benefits, the impact of the on-balance sheet treatment of insured residential mortgages previously derecognized, the fair value of private equity securities, the consolidation of certain special purpose entities and the reclassification of certain capital instruments to equity.

Refer to the Bank's 2011 Annual Report (pages 83-89) for detailed explanation of the changes.

Reconciliation of shareholders' equity

		As at
(Unaudited) ($ millions)		November 1 2010	January 31 2011	April 30 2011	July 31 2011	October 31 2011
Shareholders' equity under CGAAP		$28,210	$28,714	$31,358	$32,349	$33,400
IFRS 1 - First-time adoption of IFRS	(1)	(1,640)	(1,640)	(1,640)	(1,640)	(1,640)
Consolidation	(2)	721	678	730	693	683
Financial instruments	(3)	186	255	302	275	34
Employee benefits	(4)	(190)	(172)	(177)	(164)	(157)
Other	(5)	(69)	(59)	(74)	(77)	(80)
Adjustments under IFRS		(992)	(938)	(859)	(913)	(1,160)
Shareholders' equity under IFRS		27,218	$27,776	$30,499	$31,436	$32,240
(1) - (5) discussed below, Summary of key differences.

Summary of key differences

The following discussion provides a summary of the impact the adoption of IFRS had on the comparative year consolidated statement of equity for the year ended October 31, 2011.

1) IFRS 1 - First-time adoption of IFRS

Reflects the impact of optional exemptions elected by the Bank and mandatory exceptions required under IFRS. The IFRS 1 first-time adoption impact on November 1, 2010 has been held constant and any changes period over period has been reflected in the relevant standards. The largest impacts from first-time adoption are in relation to employee benefits and derecognition of financial assets.

2) Consolidation

Reflects the result of the consolidation of SPEs that were not consolidated under CGAAP (primarily U.S. based multi-seller conduit and capital funding trusts). The variance in equity is due to net income of the consolidated SPEs, changes in unrealized gains on AFS securities in the consolidated SPEs which are recorded through other comprehensive income and the impact of semi-annual distributions on the capital instruments now classified as equity.

3) Financial instruments

Includes the impact of private equity securities and securitizations as follows:

•	The difference in the measurement basis on the Bank's investment in private equity securities from cost under CGAAP to fair value under IFRS.

•
The on-balance sheet treatment of the securitized insured residential mortgages under the CMB program and the related net income impact. Interest income on the mortgages is recognized in income, offset by the interest expense on the related funding liability. The gain on the sale of mortgages is reversed, as well as the MTM adjustments on the CMHC seller swaps and the related hedges.

4)  Employee benefits

Reflects the impact of different measurement basis under IFRS for pension related items to reflect changes to the measurement date for the actuarial valuation of employee benefit plans and the use of fair values for determining the expected return on pension assets.

5)  Other

Includes the impact of individually immaterial items resulting from the adoption of IFRS as follows:

•
Adjusting financial statements of entities in hyperinflationary economies to an inflation adjusted basis prior to equity pick up by the Bank. Also includes foreign exchange differences on translation recorded in other comprehensive income under IFRS.

•
Changes in functional currencies in certain subsidiaries and changes to the related net investment hedges. Also includes foreign exchange impact on certain AFS equity securities and related funding liabilities denominated in foreign currencies.

•
Adjustments related to the fair value of contingent consideration on acquisitions prior to November 1, 2010. Changes in equity are primarily due to foreign currency movements impacting contingent consideration recorded through comprehensive income as well as changes in fair value.

•	Remeasurement of cash settled awards (i.e., liability-based) at the end of each reporting period based on the fair value of the liability under IFRS compared to intrinsic value under CGAAP.

Impact on regulatory capital

The impact of the IFRS adjustments to the Bank's regulatory capital ratios is a decline of approximately 71 basis points on the Bank's Tier 1 capital ratio and an increase of 0.9 to the assets-to-capital multiple as at October 31, 2011. The Office of the Superintendent of Financial Institutions (OSFI) has allowed financial institutions to elect to take the impact over five quarters. The Bank has elected to phase in the impact over five quarters.

Reconciliation of CGAAP balance sheet to IFRS

The consolidated statement of financial position presented below has been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Previously, the consolidated financial statements were prepared in accordance with CGAAP.

The reconciliation is presented in two steps on the following table. Step 1 changes the presentation from CGAAP to IFRS using the CGAAP amounts.

The change in presentation for the consolidated statement of financial position is to reflect the assets and liabilities in order of liquidity, versus the product-based categorization used for CGAAP. There are no changes in values.

Step 2 reflects the reclassification and remeasurement adjustments to the CGAAP amounts to arrive at the IFRS consolidated statement of financial position.

Reconciliation of CGAAP balance sheet to IFRS

As at October 31, 2011
(unaudited) ($ millions)	Step 1							Step 2
	Change in presentation
Canadian GAAP presentation	CGAAP balance	From		To		CGAAP balances under IFRS	IFRS presentation	IFRS reclassification/ remeasurement adjustments	IFRS
Assets							Assets
Cash resources	$45,222					$45,222	Cash and deposits with banks		$45,222
Precious metals	9,249					9,249	Precious metals		9,249
Securities							Trading assets
Trading	63,327	$(1,135)	(a)			62,192	Securities		62,192
Available-for-sale	52,055	(52,055)	(b)
Equity accounted investments	4,491	(4,491)	(c)
				$12,570	(d)	12,570	Loans	$1,037	13,607
				1,135	(a)
				1,037	(d)
				2,172		2,172	Financial instruments designated at fair value through profit or loss	(1,797)	375
Securities purchased under resale agreements	34,582					34,582	Securities purchased under resale agreements		34,582
				37,208	(e)	37,208	Derivative financial instruments	114	37,322
				52,055	(b)	52,055	Financial investments	(21,879)	30,176
Loans							Loans to customers
Residential mortgages	123,082					123,082	Residential mortgages	38,603	161,685
Personal and credit cards	62,764					62,764	Personal and credit cards	553	63,317
Business and government loans	115,673	(13,607)	(d)			102,066	Business and government loans	3,194	105,260
Allowance for credit losses	2,817					2,817	Allowance for credit losses	(128)	2,689
Derivative instruments	37,208	(37,208)	(e)
				4,491	(c)	4,491	Investments in associates and joint ventures	(57)	4,434
				1,496	(f)	1,496	Deferred tax assets	718	2,214
Other assets	30,420	(1,496)	(f)			28,924	Other assets	(1,447)	27,477
Total assets	$575,256	$(109,992)		$109,992		$575,256	Total assets	$19,167	$594,423
Liabilities and shareholders' equity							Liabilities
Deposits							Deposits
Personal, business and government	$375,031					$375,031	Deposits from customers	$24,959	$399,990
Banks	21,345					21,345	Deposits from banks		21,345
Derivative instruments	40,889					40,889	Derivative financial instruments	(653)	40,236

Obligations related to securities sold under repurchase agreements	46,062					46,062	Obligations related to securities sold under repurchase agreements	(7,846)	38,216

				504	(g)	504	Deferred tax liabilities	(26)	478
Other liabilities	58,529	(504)	(g)			58,025	Other liabilities	3,893	61,918
Shareholders' equity							Equity
Common Shares	8,336					8,336	Common Shares		8,336
Retained earnings	24,662					24,662	Retained earnings	(6,241)	18,421
Accumulated other comprehensive income (loss)	(4,718)					(4,718)	Accumulated other comprehensive income (loss)	4,221	(497)
Other equity	4,480					4,480	Other equity	874	5,354
Non-controlling interests in subsidiaries	640					640	Non-controlling interests	(14)	626
Total liabilities and shareholders' equity	$575,256	$(504)		$504		$575,256	Total liabilities and equity	$19,167	$594,423

(a)	Securities designated under the fair value option ($1,135) are now presented under a separate line - financial instruments designated at fair value through profit or loss (FVTPL).
(b), (c) and (e) - moved to a different order or line item.
(d)	Split out from business and government loans ($13,607) to FVTPL ($1,037) and trading assets - loans ($12,570).
(f)	Split out from other assets ($1,496) to deferred tax assets.
(g)	Split out from other liabilities ($504) to deferred tax liabilities.

Effect of IFRS on consolidated statement of cash flows

The transition to IFRS has not materially affected the Bank's net cash flows, though the periods in which certain income and expenses are recognized may change.

Key performance metrics

	For the year ended
	October 31, 2011
Performance ratios	IFRS	CGAAP
Return on equity (%)	20.3	18.8
Earnings per share ($)	4.63	4.62
Diluted earnings per share ($)	4.57	4.62
Productivity ratio (%)(TEB(1))	53.9	54.4
Net interest margin on total average assets (%)(TEB(1))	1.54	1.68
(1) Refer above for a discussion of non-IFRS measures.

Summary of key differences

Diluted earnings per share

Under IFRS financial instruments which can be converted into common shares are considered dilutive, irrespective of the likelihood of conversion. Under CGAAP, the inclusion or exclusion of such instruments in diluted earnings per share was based on past experience and expectations of whether the instrument would be converted into shares or settled for cash.

The reduction in the diluted earnings per share was the result of certain capital instruments and Tandem SARs included in the calculation of diluted earnings per share as discussed above.

Productivity ratio

This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis. Impairment losses on financial investments reported as other income under CGAAP are now separately disclosed under IFRS and not included in total revenue. The impairment on financial instruments is included in the calculation of the productivity ratio.

Net interest margin

The decline in the net interest margin is primarily due to the reclassification of net income from investments in associated corporations and net interest income from trading operations (TEB) to other operating income.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 775-0798 Fax: (416) 866-7867 E-mail: investor.relations@scotiabank.com

Media:

For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.

Telephone: (416) 933-1344 Fax: (416) 866-4988 E-mail: corpaff@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021 U.S.A.
Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank Scotia Plaza, 44 King Street West Toronto, Ontario, Canada M5H 1H1 Telephone: (416) 866-4790 Fax: (416) 866-4048 E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, I'étiquette d'adresse, afin que nous puissions prendre note du changement.

The Bank of Nova Scotia is incorporated in Canada with limited liability.

%CIK: 0000009631

For further information:
Peter Slan, Investor Relations, (416) 933-1273; Ann DeRabbie, Media Communications, (416) 933-1344

CO: Scotiabank - Financial Releases

CNW 22:20e 24-JAN-12